Vestas

Exchange



Randers, 15 July 2005
Stock exchange announcement No. 23/2005

Vestas' positive expectations for the Italian market have been confirmed

The Vestas Group's positive expectations for the Italian market have been confirmed by receipt of orders for a total of 36 units of the V80-2.0 MW wind turbine.

The turnkey orders have been placed by a joint venture between the Italian developer Fri-El GreenPower and companies of the French EDF Group. The contracts comprise turbines, monitoring system, transport, installation and commissioning, as well as electrical and civil infrastructure.

The turbines will be installed in 2005 and 2006 in four adjacent wind parks. The wind parks, which will have a combined capacity of 72 MW, are located in the Puglia region, in the South of Italy. The four sites stretch over the commune of Sant'Agata di Puglia.

"We are very happy once again to be selected as supplier to Fri-El GreenPower and the EDF Group. The chosen turbine type is Vestas' well proven V80-2.0 MW wind turbine, which has earlier been supplied to this customer" says Ditlev Engel, President and CEO of Vestas Wind System A/S and adds: *"We consider the orders a confirmation of Vestas' competitiveness, also in the Italian market where the MW-sized turbines receive an increasing degree of interest."*

Fri-El GreenPower, located in Bolzano, Italy, is a wind project developer with main activities in Italy. Besides wind parks in Campania and Sardinia - all with Vestas turbines, the Fri-El Group and its associated companies manage 17 hydroelectric power stations with a total annual output of approximately 200 GWh.

EDF Energies Nouvelles, a 50% owned subsidiary of EDF Group, specialises in the production of electricity from renewable sources. It has built up positions in the European Union (France, Portugal, Italy, the UK) and the United States with a total installed capacity of 780 MW.

The above orders do not affect the Vestas Group's expectations for 2005, cf. Stock exchange announcement No. 15/2005 of 26 May 2005.

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, phone +45 97 30 00 00.

Yours sincerely,
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S